P.E. 9-30-05

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 33-57985

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ISE PROFIT SHARING RETIREMENT PLAN
4700 Twenty-First Street
Racine, WI 53406-5031

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EMERSON ELECTRIC CO.
8000 W. Florissant Ave.
P. O. Box 4100
St. Louis, MO 63136

Exhibit - Attached

KPMG

ISE PROFIT SHARING RETIREMENT PLAN

Financial Statements and Schedule

September 30, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

ISE PROFIT SHARING RETIREMENT PLAN

Table of Contents

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended, that have not been included are not applicable.

KPMG

KPMG LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202

Report of Independent Registered Public Accounting Firm

The Management Review Committee
Emerson Electric Co.
ISE Profit Sharing Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of ISE Profit Sharing Retirement Plan (the Plan) as of September 30, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of September 30, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i—schedule of assets (held at end of year) as of September 30, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Milwaukee, Wisconsin
January 23, 2006

ISE PROFIT SHARING RETIREMENT PLAN

Statements of Net Assets Available for Plan Benefits

September 30, 2005 and 2004

		2005	2004
Cash	$	—	562,857
Investments (note 3)		140,512,170	133,245,036
Receivables:			
Employer contributions		7,353,372	7,020,599
Participant contributions		18,015	4,574
Investment income		1,262,244	1,099,173
Due from brokers for securities sold		695,101	51,811
Total receivables		9,328,732	8,176,157
Overdrawn cash		(213,826)	—
Due to brokers for securities purchased		(13,678)	(13,445)
Net assets available for plan benefits	$	149,613,398	141,970,605

See accompanying notes to financial statements.

ISE PROFIT SHARING RETIREMENT PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended September 30, 2005 and 2004

	2005	2004
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (note 3)	$ 5,253,945	4,819,533
Interest	3,760,635	3,846,058
Dividends	422,890	274,718
Total investment income	9,437,470	8,940,309
Employer contributions, net of forfeitures of $60,491 and $59,905 in 2005 and 2004, respectively	7,353,372	7,027,001
Participant contributions	677,472	627,783
Transfers from other plans	57,359	26,643
Total additions	17,525,673	16,621,736
Deductions from net assets attributed to:		
Distributions to participants or beneficiaries	9,882,880	9,406,457
Total deductions	9,882,880	9,406,457
Net increase in net assets	7,642,793	7,215,279
Net assets available for plan benefits:		
Beginning of year	141,970,605	134,755,326
End of year	$ 149,613,398	141,970,605

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the ISE Profit Sharing Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution profit sharing plan sponsored by Emerson Electric Co. (the Company) covering virtually all employees of the In-Sink-Erator Division (the Employer) with at least one year of service as described in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Amendments

Effective May 15, 2004, the Plan was amended to reflect the addition of an Employee Stock Ownership Plan (ESOP) feature (the ESOP Amendment). The ESOP Amendment caused the Plan to have two components, the ESOP component and the profit sharing component. Under the ESOP Amendment, a participant may transfer all or a portion of the participant's account balances among the investment funds offered by the Plan, including the Emerson Electric Co. Stock Fund (Stock Fund). Investment transfers to or from the Stock Fund shall be prorated among all participant accounts in both the ESOP and profit sharing portions of the Plan. Withdrawals for the distribution of benefits shall be prorated among all investment funds, including the Stock Fund, in proportion to the portion of the participant's account eligible for such distribution.

The Company amended the Plan effective March 28, 2005 to reduce the limit for certain mandatory distributions and effective April 1, 2005 to allow up to six fund transfers per quarter.

(c) Contributions

The Employer has voluntarily agreed to make contributions to the Plan each year in which the Employer's net profits exceed 6% of net sales. The contribution made is equal to a specified percentage (up to 15%) of the compensation for all participants during the fiscal year. In addition to its basic contribution each fiscal year, the Employer may make supplementary contributions to the Plan as determined by the Company's board of directors. No supplementary contributions were made in 2005 and 2004. All contributions made are conditioned upon their deductibility for federal income tax purposes.

Participants may elect to contribute to the Plan from 1% to 10% of their contributory compensation as defined by the Plan.

Although the Company and Employer have not expressed any intention to do so, the Employer may discontinue its contributions and the Company may terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the participants' accounts become fully vested and are not subject to forfeiture.

(Continued)

(d) *Vesting*

Participant contributions, rollover contributions, and investment earnings thereon, including dividends earned on the Company common stock, are 100% vested at all times. Employer contributions and investment earnings thereon are 25% vested after two years of service and vest at the rate of 25% per year of service thereafter.

(e) *Participants' Accounts*

Each participant's account is credited with the participant's contributions, any rollover contributions and net investment earnings thereon, and an allocation of the Employer's contributions and net investment earnings thereon. Employer contributions are allocated to each participant's account based upon individual investment fund elections and the participant's compensation, as defined by the Plan. Plan earnings of the individual investment funds are allocated to each participant's account based upon the average investment fund account balance during the period as a percentage of the average total investment fund balance during the period, as defined by the Plan.

(f) *Participant Investment Fund Options*

Under the profit sharing component of the Plan, the 16 investment fund options are as follows: ISE Stable Principal Fund, Vanguard Total Bond Index Fund, T. Rowe Price Equity Income Fund, Northern Daily Equity Index Fund, Fidelity Advisor Equity Growth Fund, Marshall Mid-Cap Value Fund, Artisan Mid-Cap Value Fund, Goldman Sachs Small-Cap Value Fund, Northern Daily Russell 2000 Fund, American Europacific Growth Fund, M&I Diversified Income Fund, M&I Moderate Balanced Fund, M&I Growth Balanced Fund, M&I Aggressive Balanced Fund, M&I Diversified Stock Fund, and the Stock Fund. The ESOP component of the Plan consists of participant accounts invested in the Stock Fund. Participants may self-direct their account balances and contributions, including employer contributions, to the above investment fund options.

The ISE Stable Principal Fund is an account established specifically for the ISE Profit Sharing Retirement Plan. It invests in traditional and synthetic investment contracts, money market securities, registered first-tier money market mutual funds, and the M&I Stable Principal Fund, which is a common trust fund of Marshall & Ilsley Trust Company N.A. The M&I Diversified Income Fund, M&I Moderate Balanced Fund, M&I Growth Balanced Fund, M&I Aggressive Balanced Fund, and the M&I Diversified Stock Fund are common trust funds of Marshall & Ilsley Trust Company, N.A. that invest primarily in money market mutual funds, investment-grade domestic bond mutual funds and common stock mutual funds. Each of the funds maintains a predetermined asset allocation among the major asset classes based on a level of risk, ranging from diversified income to diversified stock. The Vanguard Total Bond Index Fund is a mutual fund (also known as a registered investment company) primarily invested in government and corporate bonds and mortgage-backed securities. The T. Rowe Price Equity Income Fund, Fidelity Advisor Equity Growth Fund, Marshall Mid-Cap Value Fund, Artisan Mid-Cap Fund, Goldman Sachs Small-Cap Value Fund, and American Europacific Growth Fund are mutual funds primarily invested in common stocks. The Northern Daily Equity Index Fund and Northern Daily Russell 2000 Fund are common trust funds of Northern Trust Company that invest primarily in common stocks. The Stock Fund is an account established specifically for the ISE Profit Sharing Retirement Plan. It invests primarily in Emerson Electric Co. common stock, which is traded on the New York Stock Exchange.

(g) Payment of Benefits

Upon a participant's normal retirement date at age 65, early retirement date, disability retirement date, or death, the participant's account shall become fully vested and the value of such account shall be distributed to the participant or the participant's designated beneficiaries. Participants terminating employment prior to these dates are entitled to receive only that portion of their account that is vested. Participants may elect to have their account balance distributed in a lump sum or in periodic installments. If a participant's account balance is less than $1,000, distribution is required in the form of a lump-sum payment.

(h) Forfeitures

Upon the termination of a participant, the nonvested portion of Employer contributions is forfeited and used to reduce the amount of future Employer contributions in accordance with the Plan. The nonvested forfeited balance is held in a suspense account until six consecutive breaks in service (six periods of 12 consecutive months commencing on the participant's termination date in which the employee fails to perform an hour of employment) have occurred. If the participant is re-employed by the Employer prior to six consecutive breaks in service, the participant's account balance will be fully restored without adjustment for any subsequent investment gains or losses. Forfeitures remaining in the suspense account as of September 30, 2005 and 2004 available to be allocated to future Employer contributions are $434,532 and $408,664, respectively.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the net assets available for plan benefits and changes in those net assets in accordance with U.S. generally accepted accounting principles.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investments

All investments are held by the plan trustee, Marshall & Ilsley Trust Company.

The Plan's investments are stated at fair value except for its investment in the ISE Stable Principal Fund (excluding that portion of the fund that is invested in mutual funds), which is valued at contract value. The investments in shares of bank common trust funds are valued at the amount at which shares in the fund can be withdrawn, which approximates fair value. Investments in shares of Emerson Electric Co. common stock are valued at quoted market prices, and investments in shares of mutual funds and money market funds are valued at quoted net asset values.

Security transactions are recognized on the trade date. Dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses on investments are calculated using fair values, as determined at the end of the prior plan year, or historical cost if the investment was acquired since the beginning of the plan year, as required by the Department of Labor.

(d) ***Payment of Benefits***

Payment of benefits to participants or beneficiaries is recorded when paid.

(e) ***Administrative Expenses and Investment Management Fees***

All administrative expenses of the Plan and investment management fees for the ISE Stable Principal Fund are paid by the plan sponsor. Investment management fees for all other investment funds are deducted from the respective funds' earnings.

(f) ***Reclassifications***

Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications had no impact on the previously reported net increase in net assets available for plan benefits.

(3) Investments

The Plan's investments are held in a bank-administered trust fund. Investments that represent 5% or more of the Plan's net assets available for plan benefits are separately identified.

	2005	2004
Investments at fair value as determined by quoted market price:		
Stock fund	$ 9,121,113	9,536,197
	9,121,113	9,536,197
Investments at fair value as determined by quoted net asset value:		
Registered investment companies:		
Fidelity Advisor Equity Growth Fund	8,561,537	9,273,412
Other	13,353,403	12,242,150
	21,914,940	21,515,562
Investments at estimated fair value:		
Bank common trust funds:		
Northern Daily Equity Index Fund	9,475,546	10,491,850
M&I Growth Balanced Fund	11,388,149	10,809,772
Other	5,188,374	1,011,673
	26,052,069	22,313,295
Investments at contract value:		
M&I Stable Principal Fund	35,171,896	—
ISE Stable Principal Fund	—	79,879,982
Government Plus Synthetic Contract, #ADA00084TR	13,731,962	—
Rabobank Synthetic, #ISE90001	9,904,338	—
CDC Synthetic Wrap, #1823-01	8,615,852	—
Other	16,000,000	—
	83,424,048	79,879,982
Total investments	$ 140,512,170	133,245,036

At September 30, 2005 and 2004, respectively, 127,035 and 154,083 shares of Emerson Electric Co. stock are held in the Emerson Electric Co. Stock Fund, which represents less than 1% of the total outstanding stock.

(Continued)

During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Description		2005	2004
Bank common trust funds	$	1,490,468	847,330
Mutual funds		2,204,638	2,302,179
Emerson Electric Co. common stock		1,558,839	1,670,024
	$	5,253,945	4,819,533

Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(4) ISE Stable Principal Fund

The ISE Stable Principal Fund (the Fund) is an account established specifically for the Plan. It invests in traditional and synthetic investment contracts, money market securities, registered first-tier money market mutual funds, and the M&I Stable Principal Fund, which is a common trust fund of Marshall & Ilsley Trust Company, N.A.

As of September 30, 2005, the Fund held nine fully benefit responsive investment contracts. The terms of the contracts, the M&I Stable Principal Fund, and other investments of the Fund establish the basis of determining crediting interest rates for the Fund, which take into consideration any minimum rates, interest rate resets, agreed-upon formula with the issuers, and limitations on liquidity guarantees of the Fund's investments.

The Fund is included in the financial statements at contract value (which represents contributions made under the Fund, plus earnings, less withdrawals and administrative expenses) because the Fund is fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Fund at contract value. There are no reserves against contract value for credit risk of the underlying contract issuers in the Fund or otherwise. The estimated fair value of the Fund at September 30, 2005 and 2004 was $82,880,000 and $82,084,100, respectively. The Fund's average yield for the years ended September 30, 2005 and 2004 was 4.7% and 5.1%, respectively. The Fund's crediting interest rate as of September 30, 2005 and 2004 was 4.7% and 4.8%, respectively.

(5) Reconciliation of Financial Statements to Department of Labor Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of September 30, 2005 and 2004:

		2005	2004
Net assets available for plan benefits per financial statements	$	149,613,398	141,970,605
Amounts allocated to withdrawing participants or beneficiaries		(288,128)	(243,988)
Net assets available for plan benefits per the Form 5500	$	149,325,270	141,726,617

The following is a reconciliation of withdrawals by participants or beneficiaries per the financial statements to the Form 5500 for the years ended September 30, 2005 and 2004:

		2005	2004
Distributions to participants or beneficiaries per financial statements	$	9,882,880	9,406,457
Add amounts allocated to withdrawing participants or beneficiaries at end of year		288,128	243,988
Less amounts allocated to withdrawing participants or beneficiaries at beginning of year		(243,988)	(240,121)
Distributions to participants or beneficiaries per the Form 5500	$	9,927,020	9,410,324

The above differences are due to the Form 5500 including amounts allocated to withdrawing participants or beneficiaries as a liability of the Plan and a current year deduction as opposed to a component of net assets available for plan benefits for financial statement purposes.

(6) Federal Income Taxes

The Internal Revenue Service issued a determination letter dated October 18, 2001, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code (the Code) and, therefore, are exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is designed and is currently operated in compliance with the applicable requirements of the Code.

(7) Party-in-Interest Transactions

All transactions between the Plan, the Company, the Employer, the participants, and the plan trustee are considered party-in-interest transactions.

ISE PROFIT SHARING RETIREMENT PLAN

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

September 30, 2005

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Bank common trust funds:			
*	Marshall & Ilsley Trust Company	M&I Aggressive Balanced Fund		$ 34,932
		M&I Growth Balanced Fund		11,388,149
		M&I Diversified Stock Fund		1,605,684
		M&I Diversified Income Fund		96,107
		M&I Moderate Balanced Fund		154,320
		** M&I Stable Principal Fund		35,171,896
	Northern Trust Company	Northern Daily Equity Index Fund		9,475,546
		Northern Daily Russell 2000 Fund		3,297,331
	Registered investment companies:			
	Artisan Funds, Inc.	Artisan Mid-Cap Value Fund		4,438,559
	American Europacifc	American Europacific Growth Fund		2,294,862
	Fidelity Investments, Inc.	Fidelity Advisor Equity Growth Fund		8,561,537
	Goldman Sachs	Goldman Sachs Small-Cap Value Fund		548,517
*	Marshall Funds, Inc.	Marshall Mid-Cap Value Fund		699,675
		** Marshall Prime Money Market Fund		374,489
	The Vanguard Group, Inc.	Vanguard Total Bond Index Fund		3,710,443
	T. Rowe Price, Inc.	T. Rowe Price Equity Income Fund		1,286,858
	Guaranteed Contracts:			
	Met Life	** (GA 29185) Due 12/20/05 (3.00% Compound Int)		2,000,000
	TransAmerica Occidental Life	** (SV4482Q) Due 02/7/08		5,000,000
	Metropolitan Life	** (29252) Due 3/07/08 (4.13% Compound Int)		2,000,000
	Government Plus Synthetic	** (ADA00084TR)		13,731,962
	Rabobank Synthetic	** (ISE090001)		9,904,338
	GE Life and Annuity	** (GS 3762) Due 12/8/06 5.5% Compound Int.		2,000,000
	Hartford Life	** (GA-10643) Due 3/15/07 5.76% Simple Interest		3,000,000
	CDC Synthetic Wrap	** (1823-01)		8,615,852
	Ohio National Life	** (5372) Due 5/21/07 6.13 Compound Interest		2,000,000
	Employer-related investments:			
*	Emerson Electric Co.	Emerson Electric Co. Stock Fund		9,121,113
	Total assets held for investment purposes			$ 140,512,170

* Represents a party-in-interest to the Plan.
** Represents underlying security of the ISE Stable Principal Fund investment option.

Note: Cost information is omitted for reporting transactions of an individual account plan that a participant or beneficiary directed with respect to assets allocated to the participant's account.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

ISE PROFIT SHARING RETIREMENT PLAN

By: ______________________

J. Bansch, Plan Administrator

Date: February 3, 2006

Consent of Independent Registered Public Accounting Firm

The Management Review Committee
Emerson Electric Co.
ISE Profit Sharing Retirement Plan:

We consent to the incorporation by reference in Registration Statement Nos. 33-57985 and 333-118592 on Form S-8 of Emerson Electric Co. of our report dated January 23, 2006, with respect to the statements of net assets available for plan benefits of the ISE Profit Sharing Retirement Plan as of September 30, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i—schedule of assets (held at end of year) as of September 30, 2005, which report appears in the September 30, 2005 annual report on Form 11-K of the ISE Profit Sharing Retirement Plan.

KPMG LLP

Milwaukee, Wisconsin
February 3, 2006